Exhibit 99.1

PDD Holdings Announces Fourth Quarter 2024 and Fiscal Year 2024 Unaudited Financial Results

DUBLIN and SHANGHAI, March 20, 2025 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the fourth quarter ended and the fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•	Total revenues in the quarter were RMB110,610.1 million (US$[1]15,153.5 million), an increase of 24% from RMB88,881.0 million in the same quarter of 2023.

•	Operating profit in the quarter was RMB25,592.2 million (US$3,506.1 million), an increase of 14% from RMB22,395.0 million in the same quarter of 2023. Non-GAAP[2] operating profit in the quarter was RMB27,996.5 million (US$3,835.5 million), an increase of 14% from RMB24,579.9 million in the same quarter of 2023.

•	Net income attributable to ordinary shareholders in the quarter was RMB27,446.6 million (US$3,760.2 million), an increase of 18% from RMB23,280.3 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB29,850.9 million (US$4,089.6 million), an increase of 17% from RMB25,476.5 million in the same quarter of 2023.

“In 2024, we remained committed to driving sustainable growth for both our platform ecosystem and the broader supply chain,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “Through targeted innovations in platform operations and industry support policies, we continue to drive our high-quality development strategy to benefit the broader e-commerce ecosystem.”

“Over the past year, we invested consistently in our platform ecosystem,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “Leveraging our digital capabilities, we continued to give back to consumers and support quality merchants, building an inclusive ecosystem that creates value for all participants.”

“This quarter, we delivered stable financial results supported by the resolute execution of our high-quality development strategy,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “Looking ahead, we will continue to prioritize investments in the platform ecosystem as the cornerstone of our long-term value creation strategy.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Fourth Quarter 2024 Unaudited Financial Results

Total revenues were RMB110,610.1 million (US$15,153.5 million), an increase of 24% from RMB88,881.0 million in the same quarter of 2023. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB57,011.1 million (US$7,810.5 million), an increase of 17% from RMB48,675.6 million in the same quarter of 2023.

•	Revenues from transaction services were RMB53,599.0 million (US$7,343.0 million), an increase of 33% from RMB40,205.4 million in the same quarter of 2023.

Total costs of revenues were RMB47,798.4 million (US$6,548.4 million), an increase of 36% from RMB35,078.3 million in the same quarter of 2023. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB37,219.5 million (US$5,099.1 million), an increase of 19% from RMB31,407.8 million in the same quarter of 2023. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB31,356.9 million (US$4,295.9 million), an increase of 18% from RMB26,638.5 million in the same quarter of 2023, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB2,085.4 million (US$285.7 million), compared with RMB1,904.8 million in the same quarter of 2023.

•	Research and development expenses were RMB3,777.2 million (US$517.5 million), compared with RMB2,864.4 million in the same quarter of 2023.

Operating profit in the quarter was RMB25,592.2 million (US$3,506.1 million), an increase of 14% from RMB22,395.0 million in the same quarter of 2023. Non-GAAP operating profit in the quarter was RMB27,996.5 million (US$3,835.5 million), an increase of 14% from RMB24,579.9 million in the same quarter of 2023.

Net income attributable to ordinary shareholders in the quarter was RMB27,446.6 million (US$3,760.2 million), an increase of 18% from RMB23,280.3 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB29,850.9 million (US$4,089.6 million), an increase of 17% from RMB25,476.5 million in the same quarter of 2023.

Basic earnings per ADS was RMB19.76 (US$2.71) and diluted earnings per ADS was RMB18.53 (US$2.54), compared with basic earnings per ADS of RMB17.00 and diluted earnings per ADS of RMB15.83 in the same quarter of 2023. Non-GAAP diluted earnings per ADS was RMB20.15 (US$2.76), compared with RMB17.32 in the same quarter of 2023.

Net cash generated from operating activities was RMB29,547.2 million (US$4,047.9 million), compared with RMB36,890.7 million in the same quarter of 2023.

Cash, cash equivalents and short-term investments were RMB331.6 billion (US$45.4 billion) as of December 31, 2024, compared with RMB217.2 billion as of December 31, 2023.

Other non-current assets were RMB83.4 billion (US$11.4 billion) as of December 31, 2024, compared with RMB48.0 billion as of December 31, 2023, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Fiscal Year 2024 Unaudited Financial Results

Total revenues were RMB393,836.1 million (US$53,955.3 million), an increase of 59% from RMB247,639.2 million in 2023. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB197,934.2 million (US$27,116.9 million), an increase of 29% from RMB153,540.6 million in 2023.

•	Revenues from transaction services were RMB195,901.9 million (US$26,838.5 million), an increase of 108% from RMB94,098.7 million in 2023.

Total costs of revenues were RMB153,900.4 million (US$21,084.3 million), an increase of 68% from RMB91,723.6 million in 2023. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB131,512.9 million (US$18,017.2 million), an increase of 35% from RMB97,216.9 million in 2023. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB111,300.5 million (US$15,248.1 million), an increase of 35% from RMB82,188.9 million in 2023, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB7,553.0 million (US$1,034.8 million), an increase of 85% from RMB4,075.6 million in 2023, primarily due to the increase in staff related costs.

•	Research and development expenses were RMB12,659.4 million (US$1,734.3 million), compared with RMB10,952.4 million in 2023.

Operating profit was RMB108,422.9 million (US$14,853.9 million), an increase of 85% from RMB58,698.8 million in 2023. Non-GAAP operating profit was RMB118,306.4 million (US$16,207.9 million), an increase of 80% from RMB65,777.6 million in 2023.

Net income attributable to ordinary shareholders was RMB112,434.5 million (US$15,403.5 million), an increase of 87% from RMB60,026.5 million in 2023. Non-GAAP net income attributable to ordinary shareholders was RMB122,343.6 million (US$16,761.0 million), an increase of 80% from RMB67,899.3 million in 2023.

Basic earnings per ADS was RMB81.24 (US$11.13) and diluted earnings per ADS was RMB76.01 (US$10.41), compared with basic earnings per ADS of RMB44.33 and diluted earnings per ADS of RMB41.15 in 2023. Non-GAAP diluted earnings per ADS was RMB82.71 (US$11.32), compared with RMB46.51 in 2023.

Net cash generated from operating activities was RMB121,929.3 million (US$16,704.2 million), compared with RMB94,162.5 million in 2023, mainly due to the increase in net income and the changes in working capitals.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on March 20, 2025 (11:30 AM GMT and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	59,794,469	57,768,053	7,914,191
Restricted cash	61,985,436	68,426,368	9,374,374
Receivables from online payment platforms	3,914,117	3,679,309	504,063
Short-term investments	157,415,365	273,791,856	37,509,330
Amounts due from related parties	7,428,070	7,569,180	1,036,973
Prepayments and other current assets	4,213,015	4,413,466	604,643
Total current assets	294,750,472	415,648,232	56,943,574

Non-current assets
Property, equipment and software, net	979,597	879,327	120,467
Intangible assets	21,148	19,170	2,626
Right-of-use assets	4,104,889	5,064,351	693,813
Deferred tax assets	270,738	15,998	2,192
Other non-current assets	47,951,276	83,407,238	11,426,745
Total non-current assets	53,327,648	89,386,084	12,245,843

Total Assets	348,078,120	505,034,316	69,189,417

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,238,776	801,859	109,854
Customer advances and deferred revenues	2,144,610	2,947,041	403,743
Payable to merchants	74,997,252	91,655,947	12,556,813
Accrued expenses and other liabilities	55,351,399	69,141,831	9,472,391
Merchant deposits	16,878,746	16,460,600	2,255,093
Convertible bonds, current portion	648,570	5,309,597	727,412
Lease liabilities	1,641,548	2,105,978	288,518
Total current liabilities	152,900,901	188,422,853	25,813,824

Non-current liabilities
Convertible bonds	5,231,523	-	-
Lease liabilities	2,644,260	3,191,565	437,243
Deferred tax liabilities	59,829	106,774	14,628
Total non-current liabilities	7,935,612	3,298,339	451,871

Total Liabilities	160,836,513	191,721,192	26,265,695

Shareholders’ equity
Ordinary shares	177	180	25
Additional paid-in capital	107,293,091	117,829,308	16,142,549
Statutory reserves	105,982	237,680	32,562
Accumulated other comprehensive income	4,723,760	7,824,545	1,071,958
Retained earnings	75,118,597	187,421,411	25,676,628
Total Shareholders’ Equity	187,241,607	313,313,124	42,923,722

Total Liabilities and Shareholders’ Equity	348,078,120	505,034,316	69,189,417

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	88,881,036	110,610,106	15,153,522	247,639,205	393,836,097	53,955,324
Costs of revenues	(35,078,272)	(47,798,376)	(6,548,351)	(91,723,577)	(153,900,374)	(21,084,265)

Sales and marketing expenses	(26,638,524)	(31,356,941)	(4,295,883)	(82,188,870)	(111,300,533)	(15,248,111)
General and administrative expenses	(1,904,842)	(2,085,396)	(285,698)	(4,075,622)	(7,552,967)	(1,034,752)
Research and development expenses	(2,864,430)	(3,777,178)	(517,471)	(10,952,374)	(12,659,361)	(1,734,325)
Total operating expenses	(31,407,796)	(37,219,515)	(5,099,052)	(97,216,866)	(131,512,861)	(18,017,188)

Operating profit	22,394,968	25,592,215	3,506,119	58,698,762	108,422,862	14,853,871

Interest and investment income, net	4,359,384	5,233,232	716,950	10,238,080	20,553,493	2,815,817
Interest expenses	(8,155)	-	-	(43,987)	-	-
Foreign exchange (loss)/gain	(198,819)	860,526	117,892	35,721	587,866	80,537
Other income, net	328,204	726,735	99,562	2,952,579	3,119,847	427,417

Profit before income tax and share of results of equity investees	26,875,582	32,412,708	4,440,523	71,881,155	132,684,068	18,177,642
Share of results of equity investees	(15,066)	116,725	15,991	(4,707)	17,225	2,360
Income tax expenses	(3,580,207)	(5,082,796)	(696,340)	(11,849,904)	(20,266,781)	(2,776,538)
Net income	23,280,309	27,446,637	3,760,174	60,026,544	112,434,512	15,403,464

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net income	23,280,309	27,446,637	3,760,174	60,026,544	112,434,512	15,403,464
Net income attributable to ordinary shareholders	23,280,309	27,446,637	3,760,174	60,026,544	112,434,512	15,403,464

Earnings per ordinary share:
-Basic	4.25	4.94	0.68	11.08	20.31	2.78
-Diluted	3.96	4.63	0.63	10.29	19.00	2.60

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	17.00	19.76	2.71	44.33	81.24	11.13
-Diluted	15.83	18.53	2.54	41.15	76.01	10.41

Weighted-average number of outstanding ordinary shares (in thousands):
-Basic	5,478,111	5,556,776	5,556,776	5,416,106	5,536,049	5,536,049
-Diluted	5,882,980	5,925,278	5,925,278	5,839,630	5,916,592	5,916,592

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	48,675,618	57,011,061	7,810,483	153,540,553	197,934,192	27,116,873
- Transaction services	40,205,418	53,599,045	7,343,039	94,098,652	195,901,905	26,838,451
Total	88,881,036	110,610,106	15,153,522	247,639,205	393,836,097	53,955,324

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	46,404	312,776	42,850	132,470	412,721	56,543
Sales and marketing expenses	411,048	256,314	35,115	2,354,097	2,216,792	303,699
General and administrative expenses	1,230,358	1,087,472	148,983	2,289,272	4,742,816	649,763
Research and development expenses	497,134	747,693	102,434	2,302,955	2,511,235	344,038
Total	2,184,944	2,404,255	329,382	7,078,794	9,883,564	1,354,043

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash generated from operating activities	36,890,671	29,547,160	4,047,944	94,162,531	121,929,292	16,704,245
Net cash used in investing activities	(16,470,671)	(30,545,257)	(4,184,683)	(55,431,278)	(118,356,036)	(16,214,711)
Net cash (used in)/generated from financing activities	(8,968,297)	274	38	(8,960,626)	1,164	159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,025,057)	1,503,749	206,013	(291,139)	840,096	115,093

Increase in cash, cash equivalents and restricted cash	10,426,646	505,926	69,312	29,479,488	4,414,516	604,786
Cash, cash equivalents and restricted cash at beginning of period/year	111,353,259	125,688,495	17,219,253	92,300,417	121,779,905	16,683,779
Cash, cash equivalents and restricted cash at end of period/year	121,779,905	126,194,421	17,288,565	121,779,905	126,194,421	17,288,565

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating profit	22,394,968	25,592,215	3,506,119	58,698,762	108,422,862	14,853,871
Add: Share-based compensation expenses	2,184,944	2,404,255	329,382	7,078,794	9,883,564	1,354,043
Non-GAAP operating profit	24,579,912	27,996,470	3,835,501	65,777,556	118,306,426	16,207,914

Net income attributable to ordinary shareholders	23,280,309	27,446,637	3,760,174	60,026,544	112,434,512	15,403,464
Add: Share-based compensation expenses	2,184,944	2,404,255	329,382	7,078,794	9,883,564	1,354,043
Add: Interest expenses related to convertible bonds’ amortization to face value	8,155	-	-	43,987	-	-
Add: Loss from fair value change of certain investments	3,052	29	4	749,967	25,485	3,491
Non-GAAP net income attributable to ordinary shareholders	25,476,460	29,850,921	4,089,560	67,899,292	122,343,561	16,760,998

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,882,980	5,925,278	5,925,278	5,839,630	5,916,592	5,916,592

Diluted earnings per ordinary share	3.96	4.63	0.63	10.29	19.00	2.60
Add: Non-GAAP adjustments to earnings per ordinary share	0.37	0.41	0.06	1.34	1.68	0.23
Non-GAAP diluted earnings per ordinary share	4.33	5.04	0.69	11.63	20.68	2.83
Non-GAAP diluted earnings per ADS	17.32	20.15	2.76	46.51	82.71	11.32